Exhibit 21.1

Breitling Energy Company

Name	State of Organization or Incorporation	D/B/A
Breitling DST Royalties, LLC	Delaware	N/A
Breitling Management Company, LLC	Delaware	NA
BRP Depositor, LLC	Delaware	N/A
Secure Voice Communications, Inc.	Texas	NA
Breitling Energy Companies, Inc.	Texas	N/A